Alchemy Enterprises Ltd.

3812 N. Gallatin St Mesa, AZ 85215  480-985-0749

August 22, 2005

To:	John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Alchemy Enterprises, Ltd.
Amendment No. 2 to Form 10-SB
Filed May 20, 2005
File No.: 000-50983

Dear Mr. Reynolds:

The following are the company’s responses and revisions to its filing pursuant to your letter dated August 18, 2005:

General

1.

We were unable to locate a “red lined” version highlighting changes and revisions to Amendment No. 2.  Please ensure that a red lined version for all subsequent amendments is filed on Edgar.

The company has notified its Edgar agent to ensure that future red lined versions will be filed on Edgar.

2.

As appropriate, please amend all period reports in accordance with these Form 10-SB comments.

The company has amended its Form 10-QSB for the period ended June 30, 2005, accordingly.

Part I

Item 1.  Description of Business, page 3

Business of Issuer

3.

You state that since formation, your operations have been devoted to startup and development activities which include the matters listed numerically 1-5 on page 3.  We request that you also include purchasing inventory and leasing warehouse space.

The registration statement has been amended to disclose the following two items, as requested by the Commission:

6.  Purchasing inventory; and

7.  Leasing warehouse space.

Distribution Methods

4.

You state that from inception to March 31, 2005, you have not engaged in any sales activity.  Please update this disclosure to the effective date of this registration statement (May 2, 2005).

The registration statement has been amended, as follows:

From our inception to June 30, 2005, we have generated $413 in revenues from two customers.

Status of any announced new products or service

5.

You state that from inception to March 31, 2005, you have not generated any revenues from sales of your product.  Please update this disclosure to the effective date of this registration statement (May 2, 2005).

The registration statement has been amended, as follows:

From our inception to June 30, 2005, we generated $413 in revenues from two customers.

Additionally, the table has been updated to reflect the inventory on hand as of June 30, 2005.

Sources and availability of raw materials and the names of principal suppliers

6.

You disclose that there are no alternate supply sources for your products.  The lack of an alternate supply source would seem to represent a material risk and uncertainty that should be discussed, including what efforts you will make or attempt to make in an effort to secure such supplies should your primary source no longer be available or attractive.

The registration statement has been amended, as follows:

Alchemy will not procure any raw materials, nor will we produce any of the chemical products we intend to sell.  Our plan is to develop a private label line of products through chemical manufacturing companies.  Alchemy has ordered products for private labeling from AlfaKleen Chemical Laboratories.  Alchemy has no alternate supply sources.  Our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers and distributors that allow us to obtain sufficient quantities of quality merchandise on acceptable terms.  Additionally, we may be unable to establish alternative sources of supply for our products to ensure delivery of merchandise in a timely and efficient manner or on terms acceptable to us.  If we cannot obtain and stock our products at acceptable prices and on a timely basis, we may lose potential sales.

Reports to Security Holders

7.

Please note the Commission’s new mailing address:

100 F Street, NE

Washington, DC 20549

The Commission’s mailing address has been amended, accordingly.

Item 2.  Management’s Discussion and Analysis, page 7

8.

In addition to stating in the first paragraph that you have yet to commence your planned principal operations, please also include the fact that you have identified a supplier, purchased inventory, developed a website for marketing your products, and leased warehouse space to store the inventory.  Disclose as well the fact, if true, that you have not generated any sales or revenue to date.

The disclosure in the registration statement has been modified, as follows:

We were incorporated in the State of Nevada on April 21, 1999.  We are a startup company with limited operations and no employees.  In our initial operating period from inception to June 30, 2005, we generated revenues of $413, while incurring $37,714 in expenses.  After consideration for $2 in interest income, this resulted in a cumulative net loss of $37,299 for the period.  The cumulative net loss was attributable to general and administrative expenses related to the costs of start-up operations and depreciation expense.  No development related expenses have been or will be paid to our affiliates.

Since our inception, our efforts have focused primarily on the development and implementation of our business plan, which include the following activities:

1.

Formation of the company and obtaining start-up capital;

2.

Obtaining capital through sales of our common stock;

3.

Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan;

4.

Identifying and contacting suppliers of bio-degradable cleaning products;

5.

Establishing a website at http://www.allchemy.cc/index.htm;

6.

Purchasing inventory; and

7.

Leasing warehouse space

9.

Disclose your available cash balance as of the most recent practicable date.  See prior comment 10 dated April 6, 2005 and prior comment 11 dated June 24, 2005.  In this regard, we note your response dated July 12, 2005 but fail to understand the reason why disclosing the requested information is dependent upon the June 30, 2005 financials.

The registration statement has been amended to state that the company has $9,706 of cash on hand as of June 30, 2005.

Plan of Operation

10.

Per prior comment 12 dated June 24, 2005, please update the milestones to disclose when you expect to begin and complete each phase of your plan of operation for the next 12 months as required by Item 303(a) of Regulation S-B.

The company has set forth the expected time horizon for implementing each phase of its plan of operation.  The registration statement has been amended to further clarify the expected commencement and completion of each objective, as follows:

1.

Branding the product and building brand name recognition:  Our objective is to gain general acceptance of the Alchemy brand.  We have already established a fully-functional website as part of our marketing efforts.  The site provides general corporate information, as well as specific information regarding our private-label products.  Although the site is fully operational, we plan to upgrade and refine our website with additional graphics and informational content as our operations dictate.  We expect to begin upgrades and refinements as we add or remove products from those we currently offer or if any corporate information changes or becomes out-of-date.

We currently market our private-label merchandise directly to property owners, facilities maintenance professionals, wholesale distributors and laundry supply and repair companies in the State of Arizona.  Our goal is to develop and implement a marketing plan by utilizing search engine placement and keyword submission optimization services to increase the visibility of our website to our target market.  We also plan to implement Internet banner advertising to generate visits to our website.  In addition to online advertising, we plan to reach our target market by print advertising in the yellow pages and mailing brochures or postcards to local businesses.  We expect to execute a marketing plan by December 31, 2005.  Once in place, we do not intend to cease marketing activities, although we may refine or change various aspects, as may be required.

We had initially budgeted up to $8,000 for marketing and promotion expenses, of which $3,596 has been used to develop our website.

2.

Expanding our private-label product line:  We currently have ten different products, which we private-label from AlfaKleen in our inventory, valued at $3,044.  Our current sole officer and director believes this is sufficient to service approximately six to 10 customers, depending upon the volume of purchases.  We have budgeted an aggregate of $4,000 for inventory, which we believe is sufficient for the next approximately 12 months due to AlfaKleen’s order turnaround time of 10 days.  We believe that this time-frame is sufficient to obtain and manage our inventory.  However, we plan to continue to evaluate additional cleaning products from other manufacturers to expand our product offerings.  We have not identified any specific manufacturer or product to stock at this time, and there can be no guarantee that we will do so in the next approximately 12 months.

11.

We fail to understand how a 10-day inventory turnaround time could be deemed a “just-in-time” inventory program.

The registration statement has been revised to remove reference to the company having implemented a just-in-time inventory program.

12.

You state that you have $14,869 in cash and that this should satisfy your cash requirements for the next 12 months.  You also disclose that your cash required for the next 12 months will consist of $1,500 for website development; $3,000 in marketing expenses; $5,000 in reporting expenses; $3,600 in rent expense; and $750 remaining from the $4,000 you budgeted for inventory, all of which totals to $13,850.  We therefore do not understand how you arrived at a remaining amount of $6,600.

The allocations previously disclosed were based upon the proceeds received from the May 2004 offering of common stock made under Rule 504 of Regulation D.  The registration statement has been amended to disclose the current allocations for each category based upon the cash position of the company on hand as of June 30, 2005.

As of June 30, 2005, Alchemy had $9,706 in working cash and $3,044 in inventory available for sale.  This amount, management believes, will be sufficient to satisfy Alchemy’s cash requirements without a need to raise additional funds in the next nine months.  We anticipate spending up to a maximum of $1,000 on marketing activities.  In addition, we expect to incur approximately $5,000 in expenses related to being a public reporting company over the next 12 months.  Although our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.  Rent expense for the next 12 months is expected to be $3,600.  The remaining approximately $106 will be allocated as general working capital for non-specific uses.

Item 5. Directors Executive Officers. Promoters and Control Persons, page 11

13.

In prior comment 18 dated June 24, 2005, we asked that you provide the information required by Item 401(a)(4) of Regulation S-B for the past 5 years, as the disclosure provided was not specific enough.  The revised disclosure is still not specific enough.  Please identify the businesses which Mr. Sciotto performed consulting work for during the past 5 years and briefly disclose the nature of the consulting services.

The registration statement has been revised, as follows:

Harold W. Sciotto, President and Director:  From June 1964 until his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions.  These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona.  His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting.  From 1989 through the present, Mr. Sciotto was an independent business consultant to various business ventures, including:

1.

Choice Video,

2.

U Tan,

3.

Salon Pelopelo,

4.

Westpac Communications, Inc. and

5.

Korner’s Kettle

The services Mr. Sciotto provided to these businesses includes, but is not limited to, business plan development and writing, web design and publishing, design and implementation of accounting systems, managerial consulting and general bookkeeping and recordkeeping.

Item 7.  Certain Relationships and Related Transactions, page 12

14.

We reissue prior comment 20 dated June 24, 2005.  Identify the “promoter(s)” of the company as that term is described in Rule 405 of Regulation C.

The company has amended the registration statement, as follows:

On April 21, 1999, Alchemy Enterprises, Ltd. was incorporated in the State of Nevada by Savoy Financial Group, Inc.

Part F/S

15.

We note your response to our prior comment 22 dated June 24, 2005.  As stated in our prior comments, your registration statement has become effective on May 2, 2005 by lapse of time, 60 days after the date it was filed.  On the effective date, you became subject to the reporting requirements of Section 13(a) of Securities Exchange Act of 1934.  Accordingly, your first Exchange Act report for the period following the latest period required to be included in the registration statement is due the later of 45 days after effectiveness or the date the filing would otherwise be done.  Since you were required to include financial statements through the end of December 31, 2004 in the registration statement, your first report that is due after effectiveness is a Form 10-QSB for the three months ended March 31, 2005.  Your voluntary inclusion of the interim financial statements for the quarter ended March 31, 2005 in the registration statement filed on Form 10-SB does not relieve your reporting obligations.  Accordingly, please file a Form 10-QSB for the quarter ended March 31, 2005.

The company is filing a Form 10-QSB for the quarter ended March 31, 2005 concurrent to this response and the amended Form 10-SB registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (480) 985-0749.

Sincerely,

/s/ Harold Sciotto

Harold Sciotto

President

Attachments:

Form 10-SB amendment 3, marked